August 8, 2014

Rolaine S. Bancroft
Senior Special Counsel
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC  20549

Re:	Mercedes-Benz Auto Lease Trust 2013-A Form 10-K for the Fiscal Year Ended December 31, 2013 Filed March 25, 2014 File No. 333-178761-03

Dear Ms Bancroft:

On behalf of Mercedes-Benz Auto Lease Trust 2013-A (“MBALT 2013-A”), the issuer under the above-referenced file number, and Daimler Trust Leasing LLC, the registrant, Mercedes-Benz Financial Services USA LLC (the “Servicer”) hereby provides the following in response to your letter of August 5, 2014.

With respect to comment 1, MBALT 2013-A was part of the sample transactions reviewed to assess compliance with applicable servicing criteria.  The identified instance of noncompliance did not involve the underlying assets for MBALT 2013-A.

With respect to comment 2, the identified instance of noncompliance relates to a finding that one of the Servicer’s procedures was not followed in the case of two defaulted leases as to which the leased vehicle had been repossessed.  The servicing procedure in question requires that the customer be given 15 days’ notice of the sale date for the repossessed vehicle.  During the 1122 review it was discovered that in two cases occurring in a particular state and involving customers that were in bankruptcy, it appeared that the customers were provided with 11 days’ notice.  The discrepancy was traced to a system error that was remedied in response to this discovery.  In addition, relevant servicing personnel were informed of the discovery and the required notice period was reaffirmed to relevant personnel.  This instance of noncompliance did not affect amounts recovered or distributions to noteholders.  We believe that the facts underlying this instance of noncompliance do not warrant additional disclosure beyond that in the above-referenced Form 10-K report.

We acknowledge that: we are responsible for the adequacy and accuracy of the disclosure in the filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please let me know if you require additional information or if I can be of further assistance.

Very truly yours,

/s/ Steven C. Poling

Steven C. Poling Assistant General Counsel Mercedes-Benz Financial Services USA LLC and Daimler Trust Leasing LLC

cc:           Michelle Stasny, Securities and Exchange Commission
Siegfried Knopf, Sidley Austin LLP